                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

        Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                             i-STAT CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

              Common Stock, with a par value of $0.15 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 450312 10 3
--------------------------------------------------------------------------------
                               (CUSIP Number)

          Ann O. Baskins, Associate General Counsel and Assistant Secretary
                           Hewlett-Packard Company
                         Corporate Legal Department
                        3000 Hanover Street, MS: 20BQ
                        Palo Alto, California  94304
                               (650) 857-3755
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 1, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 450312 10 3                                          PAGE 2 OF 7 PAGES
---------------------                                      ---------------------

1    Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

     Hewlett-Packard Company I.R.S. Identification No. 94-1081436
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                                         (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds
                                                              WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                                              Delaware
--------------------------------------------------------------------------------

     NUMBER OF            7    Sole Voting Power                       0
     SHARES                    -------------------------------------------------
     BENEFICIALLY         8    Shared Voting Power             2,138,702
     OWNED BY                  -------------------------------------------------
     EACH                 9    Sole Dispositive Power                  0
     REPORTING                 -------------------------------------------------
     PERSON               10   Shared Dispositive Power        2,138,702
     WITH                      -------------------------------------------------

                                SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 450312 10 3                                          PAGE 3 OF 7 PAGES
---------------------                                      ---------------------

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person           2,138,702
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                     13.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person                                               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     The Statement on Schedule 13D (the "Original Schedule 13D") of Hewlett-Packard Company (the "Company"), dated August 7, 1995, is hereby amended supplemented and, where noted, restated as follows:

Item 2.  Identity and Background.

     The Board of Directors of the Company approved a spin-off transaction (the "Spin-off") pursuant to which the Company transferred its assets and liabilities related to its test and measurement, semiconductor products, chemical analysis and medical group businesses to Agilent Technologies, Inc. ("Agilent Technologies") on November 1, 1999, the separation date, and, immediately after the separation date, Agilent Technologies became a wholly owned subsidiary of the Company. As a result of the transactions entered into in connection with the Spin-off, Agilent Technologies owns the businesses and assets of the Company's test and measurement, semiconductor products, healthcare solutions and chemical analysis businesses, including the shares of i-STAT formerly held by the Company and their associated rights and obligations.

     In November 1999, Agilent Technologies intends to complete an initial public offering of approximately 65,550,000 shares of its Common Stock, including the underwriters' exercise of their over-allotment option in full. After the completion of the initial public offering, the Company currently anticipates that it will own approximately 80% of the shares of Agilent Technologies Common Stock.

     Approximately six months after the completion of its initial public offering, Hewlett-Packard plans to distribute all of the remaining shares of Agilent Technologies Common Stock that it holds to the holders of Hewlett-Packard's Common Stock on a pro rata basis.

Item 4.  Purpose of Acquisition of Securities Transaction.

                                SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 450312 10 3                                          PAGE 4 OF 7 PAGES
---------------------                                      ---------------------


     The following paragraph amends and restates Item 4 of the Original Schedule
                                    ------------
13D.

     The Company's purpose in acquiring 2,138,702 shares of Series B Preferred Stock (the "Shares") of i-STAT Corporation ("i-STAT") was to develop and maintain with i-STAT a strategic relationship in which each company remained independent while working together to develop and market their products. The Shares were acquired by the Company directly from i-STAT. The terms and conditions of the Company's purchase of the Shares were established in the Series B Preferred Stock Purchase Agreement dated June 23, 1995 between i-STAT and the Company (the "Stock Purchase Agreement"). As discussed above, the Company transferred its interest in the Shares to Agilent Technologies pursuant to the Spin-off. Under a letter agreement, dated October 29, 1999, between the Company and i-STAT attached hereto as Exhibit A (the "Letter Agreement"), in
                                      ---------
which i-STAT approved the transfer of the Shares, and their corresponding rights and obligations, to Agilent Technologies, Agilent Technologies became subject to the terms and conditions of the Stock Purchase Agreement, as more fully described below in Item 6.

Item 5.  Interest in Securities of the Issuer.

     The following paragraph amends and restates Item 5 of the Original Schedule
                                   -------------
13D.

     Agilent Technologies owns the Shares, which represent approximately 13.6% of the outstanding voting stock of i-STAT. As a wholly owned subsidiary of the Company, Agilent Technologies shares dispositive power, with respect to the Shares, with the Company, subject to certain restrictions on Agilent Technologies on transfer and a right of first refusal in favor of i-STAT. As a wholly owned subsidiary of the Company, Agilent Technologies also shares the power to direct the vote of the Shares with the Company. Furthermore, Agilent Technologies' right to vote the Shares (or other i-STAT voting securities held by Agilent Technologies) is subject to certain restrictions, as described in the Stock Purchase Agreement, and, as a result of such restrictions, the Company and Agilent Technologies share the power to direct the vote of the Shares (or other i-STAT voting securities held by Agilent Technologies) with i-STAT.

     Except as described in this statement, Hewlett-Packard has not effected any transactions in shares of i-STAT Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The following paragraph amends and restates Item 6 of the Original Schedule
                                    ------------
13D.

     As discussed above, pursuant to the Spin-off, the Company transferred, among other assets, its interest in the Shares and their corresponding rights and obligations to Agilent Technologies. Additionally, under the Letter Agreement, i-STAT approved the transfer of all of i-STAT's shares of Series B Preferred Stock owned by the Company and the assignment of the Company of its rights and obligations under (i) the Stock Purchase Agreement, (ii) the License Agreement, dated July 28, 1995 between i-STAT and the Company, (iii) the Distribution Agreement, dated as of July 28, 1995, between i-STAT and the Company, (iv)

                                SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 450312 10 3                                          PAGE 5 OF 7 PAGES
---------------------                                      ---------------------

the Registration Rights Agreement, dated as of July 28, 1995, between i-STAT and the Company, and (v) all other written and unexpired agreements between i-STAT and the Company, to Agilent Technologies. Additionally, in the Letter Agreement, the Company confirmed Agilent Technologies' intention to be bound by the rights and obligations under each of the above listed agreements.

Item 5.  Material to be Filed as Exhibits.

     The following documents are filed as exhibits to this statement:

     Exhibit A: Letter Agreement dated October 29, 1995 between Hewlett-Packard and i-STAT.

                                SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 450312 10 3                                          PAGE 6 OF 7 PAGES
---------------------                                      ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 1999                   ANN O. BASKINS

                                    /s/ Ann O. Baskins
                                    -----------------------------------------
                                    Ann O. Baskins
                                    Associate General Counsel and
                                    Assistant Secretary

                                SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 450312 10 3                                          PAGE 7 OF 7 PAGES
---------------------                                      ---------------------


                               INDEX TO EXHIBITS

     Exhibit A:  Letter Agreement dated October 29, 1995 between Hewlett-
                 Packard and i-STAT.